Free Writing Prospectus to Preliminary Pricing Supplement No. 18,587 Filed pursuant to Rule 433 Registration Statement Nos. 333-293641; 333-293641-01 September 8, 2026
Morgan Stanley Finance LLC Structured Investments

Market Linked Securities—Callable with Contingent Coupon with Daily Observation and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index® due September 13, 2029

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlyings	S&P 500® Index (the “SPX Index”), Russell 2000® Index (the “RTY Index”) and the Nasdaq-100 Index® (the “NDX Index”)
Pricing date*	September 9, 2026
Original issue date*	September 14, 2026
Face amount	$1,000 per security
Contingent coupon payments

With respect to each observation period, unless previously redeemed, the securities will pay a contingent coupon on the contingent coupon payment date immediately following such observation period at a per annum rate equal to the contingent coupon rate if, and only if, the closing level of the lowest performing underlying on each eligible trading day during such observation period is greater than or equal to its coupon threshold level. Each “contingent coupon payment”, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 4.

Contingent coupon rate	At least 11.50% per annum, to be determined on the pricing date
Call feature

On any redemption date, we will redeem the securities for a redemption price per security equal to the face amount plus a final contingent coupon payment, if any, if and only if the output of a risk neutral valuation model on a business day, as selected by the calculation agent, that is no earlier than three business days before the observation period end-date preceding such redemption date and no later than such observation period end-date (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of such business day and (ii) Morgan Stanley’s credit spreads as of the pricing date, indicates that redeeming on such redemption date is economically rational for us as compared to not redeeming on such redemption date. If we call the securities, we will give you notice no later than the observation period end-date preceding the redemption date specified in the notice. No further payments will be made on the securities once they have been redeemed.

Observation periods

Each observation period will consist of each day that is a trading day for at least one underlying (each such day, an “eligible trading day”) from but excluding an observation period end-date to and including the following observation period end-date,

provided that the first observation period will consist of each eligible trading day from but excluding the pricing date to and including the first observation period end-date.

Observation period end-dates	Quarterly, on the 9th of each March, June, September and December, commencing December 2026 and ending on the final calculation day. We refer to September 10, 2029 as the “final calculation day.”
Contingent coupon payment dates	Three business days after the applicable observation period end-date; provided that the coupon payment date for the final calculation day is the maturity date.
Redemption dates

Quarterly, beginning approximately three months after the issue date, on the contingent coupon payment date following each observation period end-date scheduled to occur from December 2026 to June 2029, inclusive.

Maturity payment amount (per security)

●if the closing level of each underlying on the final calculation day is greater than or equal to its downside threshold level:

$1,000; or

●if the closing level of any underlying on the final calculation day is less than its downside threshold level:

$1,000 × performance factor of the lowest performing underlying on the final calculation day

Maturity date*	September 13, 2029
Starting level	For each underlying, its closing level on the pricing date
Lowest performing underlying	For any eligible trading day during an observation period (including the final calculation day), the underlying with the lowest performance factor on that eligible trading day
Performance factor	With respect to each underlying, on any eligible trading day during an observation period, its closing level on that eligible trading day divided by its starting level
Coupon threshold level	70% of the starting level for each underlying
Downside threshold level	60% of the starting level for each underlying
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $3.80 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $2.00 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61781LCK4
Tax considerations	See preliminary pricing supplement
*Subject to change

Hypothetical payout profile (excluding contingent coupon payments)

The lowest performing underlying
The securities
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Maturity payment amount per security
$1,000
Face amount
40%
contingent
downside
protection
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Percentage change from the starting level to the closing level of the lowest performing underlying on the final calculation day

If the securities are not called prior to the maturity date and the closing level of any underlying on the final calculation day is less than its downside threshold level, you will lose more than 40%, and possibly all, of the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any underlying, but you will have full downside exposure to the lowest performing underlying on the final calculation day if the closing level of that underlying on the final calculation day is less than its downside threshold level.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $990.50, or within $30.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement, tax supplement and prospectus before making a decision to invest in the securities.

Preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/895421/000183988226044414/ms18587_424b2-29952.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary pricing supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement, tax supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of the face amount of your securities at maturity.

●The securities do not provide for the regular payment of interest.

●The securities have early redemption risk.

●The contingent coupon payment, if any, is based on the closing level of the lowest performing underlying on each eligible trading day during the related observation period.

●Investors will not participate in any appreciation in any underlying.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlyings.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying pricing supplement are uncertain.

Risks Relating to the Underlyings

●You are exposed to the price risk of each underlying.

●Because the securities are linked to the performance of the lowest performing underlying, you are exposed to greater risks of receiving no contingent coupon payments and sustaining a significant loss on your investment than if the securities were linked to just one underlying.

●The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

●Adjustments to the underlyings could adversely affect the value of the securities.

●Historical levels of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the securities.

For more information about the underlyings, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement, the index supplement, and the tax supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement, the tax supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement, tax supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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